Grupo Financiero/Galicia

"Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"
CUIT 30-70496280-7

                                                  Buenos Aires, October 12, 2006

Buenos Aires Stock Exchange

                                                   REF.: SIGNIFICANT INFORMATION

Dear Sirs,

          In compliance with the provisions set forth by your regulations, we are writing to you in order to inform that Banco de Galicia y Buenos Aires S.A. has informed us that it has submitted the note enclosed herein to said Stock Exchange as regards the approved items of the agenda dealt with at the Shareholders' Meeting held yesterday.

          Yours faithfully,


                                                                PABLO E. FIRVIDA
                                                                  In charge of
                                                                Market Relations
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BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, October 12, 2006

Buenos Aires Stock Exchange

                                                  Ref.: SIGNIFICANT EVENT

Dear Sirs,

          We are writing to you in order to inform you that Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank") through its Ordinary and Extraordinary Shareholders' Meeting held on October 11, 2006 (the "Shareholders' Meeting") resolved to increase its capital stock up to the face value amount of Ps.100,000,000., by means of the issuance of up to 100,000,000 ordinary book-entry (Class "B") shares, entitled to one vote per share and with a face value of Ps.1 each, in conformity with the terms and conditions approved at said Shareholders' Meeting. As regards the payment method, it was resolved that it can be made at the subscriber's option, whether in cash or by means of the contribution of Negotiable Obligations issued by the Bank in 2004 due to its debt restructuring, that is to say, Negotiable Obligations that are due in 2010, 2014 and 2019, respectively (the "Negotiable Obligations").

          Furthermore, the Shareholders' Meeting approved the values to which the Negotiable Obligations will be received and delegated onto the Bank's Board of Directors the power, among others, to update the above-mentioned values, according to the methodology established at the Shareholders' Meeting, to the closest possible date to the beginning of the preemptive period and accretion period. It shall be borne in mind that those values must be approved by the National Securities Commission and, therefore, said values should be updated during the process of authorization to make the public offering.

          The Shareholders' Meeting also established the issuance premium in an amount that, when added up to the share's face value, results in a subscription price per share (face value plus issuance premium) equal to the weighted average price per share of the Bank as quoted in the Buenos Aires Stock Exchange ("BCBA") during twenty (20) business days in which the share of the Bank was traded, prior to the determination of the subscription price. Said Shareholders' Meeting also delegated the power to set a reference
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BANCO DE GALICIA Y BUENOS AIRES S.A.

price and the exact subscription price per share to the Board of Directors, within the limitations and according to the methodology established upon the resolution of the Shareholders' Meeting.

          In addition, said Shareholders' Meeting also approved that the term to exercise the preemptive right and accretion right by shareholders shall be of ten (10) running days, starting and ending on a business day.

          Finally, it is evidenced that at the Shareholders' Meeting it was informed that if the capital increase approved at said Shareholders' Meeting were to be subscribed by means of debt instruments, this would produce a gain of about Ps. 30 million to Ps. 40 million due to the difference existing between the value at which the debt is capitalized and the book value of the debt that is being cancelled, assuming the market prices of the last months of said debt instruments and of the Bank's share, and assuming that all the shares are subscribed with debt instruments priced below par. It is then clear that the above-mentioned gain and its corresponding amount are subject to these variables' evolution, the portion subscribed through debt instruments, the debt instruments used and the number of shares that are finally subscribed. Moreover, it was also informed that the fact to subscribe shares through the Bank's debt that is being at the same time cancelled, would imply that the Bank would not be paying interests on the cancelled debt in the future. Assuming a USD100 million capitalization of Negotiable Obligations due in 2014 savings of interests in time shall be of about Ps.160 million. Lastly, in the case the subscription is made by means of Negotiable Obligations, there shall be no obligation to make payments in advance, as it would apply if the net proceeds that result from the issuance of shares were in cash.

          Yours faithfully,

                              MARIA MATILDE HOENIG

                                  In charge of

                                Market Relations